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Davis Polk & Wardwell	852 2533 3300 tel	Resident Hong Kong Partners
Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	www.davispolk.com	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

February 26, 2021

Re:	Tuya Inc. (CIK: 0001829118)

Registration Statement on Form F-1

Melissa Kindelan

Christine Dietz

Jeff Kauten

Jan Woo

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Tuya Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby submitting this letter to provide additional information and responses regarding certain comments previously received in a letter (the “Letter”) from the staff of the Commission (the “Staff”) dated February 16, 2021 with respect to the Company’s draft registration statement on Form F-1 confidentially submitted on February 9, 2021 (as amended, the “Draft Registration Statement”).

February 26, 2021

The Company has addressed the above-referenced comments by revising the Registration Statement. The Staff’s prior comments are repeated below in bold, followed by the Company’s responses. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Letter, the text of which we have incorporated into this response letter for convenience in bold and which is followed by the Company’s response. In the responses below, the page number references are to the Registration Statement.

To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement (marked to show changes to the Draft Registration Statement submitted on February 9, 2021) and four copies of the submitted exhibits.

The Company is, concurrently with the Registration Statement, filing the Draft Registration Statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show as soon as legally permissible on or around March 12, 2021. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

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Prospectus Summary

Overview, page 1

1.	We note your response to prior comment 1. Please disclose that none of these named customers represents a material portion of your revenue.

In response to the Staff’s comment, the Company has revised the disclosures on pages 33, 90, 127 and 142 of the Registration Statement.

Notes to the Consolidated Financial Statements

Note 2. Principle Accounting Policies

(s) Advances from Customers, page F-22

2.

We note your response to prior comment 15. Please explain to us why amounts are recorded in the advances from customers rather than in deferred revenue and revise to disclose the difference between these line items. Also, we note your revised disclosures indicate that advances related to “SaaS and others” are reclassified into deferred revenue and recognized as revenue over time. However, the deferred revenue disclosures on page on F-32 indicate these amounts relate to the cloud-based connectivity and basic IoT services. Please tell us and clarify your disclosures to explain how you account for amounts paid in advance for SaaS and other related services, including whether and when they are recorded as deferred revenue.

February 26, 2021

The Company respectfully advises the Staff that amounts recorded in advance from customers account represent cash payments made upfront by the Company’s customers under each sales contract. These amounts are not yet reclassified to the deferred revenue account because the Company has not started to fulfil any of its performance obligations identified under the contract at the time. The amounts in the advance from customers are reclassified to either revenue or deferred revenue when the Company commences fulfillment of its performance obligation. If the Company fulfils its performance obligation at one point in time, the related amount in advance from customers will be reclassified and recognized as revenue at that time; whereas for the performance obligation that the Company provides over a period of time, the amount in advance from customers will be reclassified to deferred revenue. In essence, the advance from customers account is a temporary account before the Company starts to fulfill its obligations. The Company respectfully advises the Staff that the purpose of presenting this account separately from the deferred revenue account is to accurately illustrate the timing of when the Company starts to fulfil its performance obligations. The Company acknowledges that balances of both the advance from customers and the deferred revenue accounts are the Company’s contract liability, and the Company disclosed the balances in Footnote 2(r) on page F-22. The Company also respectfully advises the Staff to refer to the revised disclosure in Footnote 2(s) on page F-23 of the Registration Statement for a clearer explanation on the difference between these line items.

Additionally, the Company respectfully advises the Staff that, before September 30, 2020, amounts paid in advance for SaaS and others were primarily related to VAS contracts, under which the performance obligation was satisfied at one point in time. However, starting from the fourth quarter of 2020, with the Company entering into more industry SaaS contracts and starting to charge an annual subscription fee, some advance from customers balance were reclassified into deferred revenue and recognized as revenue over a period of time. The Company respectfully advises the Staff that further details of such service has been disclosed in the revised Footnote 2(r) on page F-21 and Footnote 11 on page F-32 of the Registration Statement.

February 26, 2021

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February 26, 2021

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Yao Liu (jessie@tuya.com), Senior Vice President, Chief Financial Officer

Tuya Inc.

Ms. Shuang Zhao, Esq., Partner

Cleary Gottlieb Steen & Hamilton LLP

Mr. Jianbin Gao, Partner

PricewaterhouseCoopers Zhong Tian LLP

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